Filed by Intersil Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 of the Securities Exchange Act of 1934.

Subject Company: Xicor, Inc.

Commission File Number: 333-113027

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on Intersil Corporation’s (“Intersil”) and Xicor, Inc.’s (“Xicor”) current expectations, estimates, beliefs, assumptions, and projections about Intersil’s and Xicor’s business and industry. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could vary materially and adversely from those expressed in any forward-looking statements as a result of various risk factors.

Important risk factors that may cause such material differences for Intersil and Xicor in connection with Intersil’s acquisition of Xicor include, but are not limited to: the risks inherent in acquisitions (including integration issues: costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil’s and Xicor’s expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil’s and Xicor’s ability to develop, market and transition to volume production new products and technologies in a timely manner; failure of the stockholders of Xicor to approve the merger; and other economic, business, competitive and/or regulatory factors affecting the businesses of Intersil and Xicor generally. Intersil’s recent Annual Reports on Form 10-K, and other Intersil and Xicor filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s Web site at <www.sec.gov>) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Xicor undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with the proposed merger, Xicor will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF XICOR ARE ADVISED TO READ XICOR’S PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders of Xicor may obtain a free copy of Xicor’s proxy statement/prospectus and other documents filed by Intersil or Xicor at the SEC’s Web site at <http://www.sec.gov>. Xicor’s proxy statement/prospectus and such other documents may also be obtained for free from Intersil or from Xicor, as applicable, by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, Telephone: (949) 341-7062; or to Xicor, Inc., Attention: Corporate Secretary, 933 Murphy Ranch Road, Bldg. 4, Milpitas, CA 95035, Telephone: (408) 432-8888.

Intersil Corporation

March 2004

Agenda

• Xicor acquisition

• Intersil overview

Intersil Acquires Xicor

• Definitive agreement signed

• Acquisition expected to be finalized by end of Q2

• Xicor President and CEO Lou DiNardo to become Intersil’s Executive Vice President of Standard Linear Products

• The acquisition of Xicor’s analog expertise and outstanding standard analog portfolio greatly strengthens and diversifies Intersil’s position in the general purpose standard analog market

• The combined companies will result in a very powerful value proposition to customers, investors and employees

Combined Vision

• Focused on high growth analog markets • Leverage high performance analog expertise and customer synergies

Growth Engines

• Xicor leadership in digitally controlled potentiometers and system management products coupled with growth engines in display ICs, real time clocks, voltage references, and power sequencing

– Xicor EEPROM technology can be added to many high performance analog functions

• Intersil leadership in optical storage, flat panel displays, DSL, power management and op amps

Strategic Rationale

• Significantly expands portfolio of high growth, standard analog products

• Adds new high performance analog growth engines with attractive gross margins

• Leverages revenue and cost synergies

• Enhances strategic importance to customers

• Deepens management team

• The combined company will have a highly profitable operating model that generates significant cash

Intersil Overview

Intersil at a Glance

– Headquartered in Milpitas, CA

• Design and manufacturing facilities include

– Milpitas, CA - Somerville, NJ

– Palm Bay, FL - Research Triangle Park, NC

– Irvine, CA - Richardson, TX

– Kent, WA - Harlow, U.K.

– 2003 revenue exceeded $500M

– 1600 employees worldwide

– Pure-play high performance analog company with market leadership positions in several high growth market segments

Intersil Today

Intersil is made up of three high performance analog businesses:

– Power management

• Expertise in switching regulators, MOSFET drivers, PWMs, DC:DC regulators

• Focus on computing and communications markets

– Elantec

• Expertise in operational amplifiers, display drivers, DC:DC regulators for displays and DSL

• Focus on computing, consumer and communications markets

– Standard analog

• Expertise in analog switches, multiplexers, interface ICs, converters, telecom ICs

• Focus on industrial, communications, and military/space markets

Major Customers

Intersil Market Positioning

• # 1 in Optical Storage (Laser Diode Drivers)

• # 1 in Power Management (Switching Regulators)

• # 1 in Flat Panel Displays (Buffers)

• # 1 in DSL CO Line Drivers

• # 2 in High Performance Op Amps

• Many Analog opportunities emerging in new application spaces

Prospects for Continued Growth with Attractive Margins

Strategic Intent

A Premier High Performance Analog Company…

• Faster revenue growth than the industry

• Earnings expansion (profit velocity) greater than revenue growth

• Significant cash generation

• Leadership positions in high growth markets and analog product segments for tomorrow

Product Strategy

GPSPs

• Broad Customer Base

• Lower Volumes

• High Margin

Focus Markets

High End Consumer

Computing

Communications

Industrial

ASSPs

• Targeted Customer Base

• High Volume

• High Growth

Intersil’s Favorable Mix Allows for Fast Growth & Improving Margins

Our Model is Working

Q4 Revenue

Comm

Consumer

Computing

Industrial $136M

Intersil Industry Delta

CY 2001 -22% -32% +10%

CY 2002 +5% +1% +4%

CY 2003 +18% +15% +3%

Focus on Growth Markets Enables Intersil to Outperform

GROWTH ENGINES

High End Consumer – DVD and Blue Ray

Market Forecast

DVD RW

CD-RW / DVD

CD-RW

Intersil Opportunity / Advantage

• DVD-R market forecasted to double in 2004

• Broadest portfolio of Laser Diode Driver offerings in the industry

• Well positioned for the next generation of Blue Ray technology

#1 Provider of Laser Diode Drivers for Optical Storage

Source: Mobility Systems July 2003

High End Consumer—Displays

Today Emerging

LCD High Resolution LCD &

Displays Projectors Plasma TVs

DTVs and HDTVs

Cell Phone / PDA

Displays

Growth Through Emerging Applications and Technologies

High End Consumer – Handheld Power Management

2003 Units 2006 Units

Market CAGR        %

(M) (M)

PDA 14 22 17

Digital Still Camera 29 51 20

Intersil’s Competitive Advantage

• Power applications expertise

• Scaling existing power regulator solutions

• Developing new battery management solutions

Well Positioned to Address this Growing Market

Intersil Marketing FCST Nov 2003

Computing – Servers & Desktop Power

Intersil’s Diversified Portfolio Continues to Expand

Core Power Hot Plug Graphics ACPI

Intel Embedded

Digital Power Next Generation Technologies

Intersil Remains the Leading Innovator of Power Management Computing Solutions

Communications – Broadband Power Management

• WLAN Regulator Family

– Higher integration, reduced part count

– Reduces board space and lowers BOM

– ISL6413 offers improved efficiency

• New Broadband Power Products

– ISL6402A DSL solution

• Offers higher integration, reduced BOM

– ISL6405 Satellite Set-top-box solution

• Targets dual tuner applications

• Boost architecture offers higher efficiency

Offering Sophisticated Solutions for Emerging Broadband Power Needs

Communications – Handset Power Management

2003 Units 2006 Units

Market CAGR        %

(M) (M)

Smart Phone 10 54 75

Cell Phone 425 512 6

(includes smart phone)

Intersil’s Competitive Advantage

• Leader in computing power management

• Developing leading edge products:

– Core regulator solutions

– Battery charger solutions

• Shift towards computing ODM model

A >$2B Market Opportunity with Significant Growth Potential

Intersil Marketing FCST Nov 2003

Communications—DSL Drivers

Central Office Market

Intersil’s Competitive Advantage

• Leading provider of central office line drivers

• Highest performance dual line drivers in industry

• Strong relationships with OEMs & reference design partners

Intersil has Significantly Increased Share of this Fast Growing Market

Industrial – Broad Portfolio of Products for a Wide Range of Applications

DSL Modems

Handhelds/ PDAs

Cable Modems

Video/ Multimedia

Broadband Gateways

Military & Space

Handheld Instruments

Medical Imaging

Patient Monitoring

Portable Diagnostics

Lab Bench Test Equipment

Industrial Controls

Converters

Op Amps

VoIP/Telecom SLICs

Switch/MUX/Interface

ASICs

Military ICs

Industrial – High Speed Op-Amps

Introduced 100 New Products in 2003

Target Applications

• Imaging

• Instrumentation

• Computing

• Multimedia

Projected High Speed (>50MHz BW) Op-Amps SAM

Intersil Opportunity

• Market is forecasted to reach >$800M in 2006

• Intersil goal for revenue >$75M by 2006 (40% CAGR ‘02-’06)

Intersil Marketing FCST Nov 2003

Industrial – Interface & Switches

New Interface Families

• RS-485/RS-422 transceivers

– Highest data integrity (up to 20 MHz) with longer reach

– Broad range of industrial and computing applications

New Switch/MUX Families

• Low voltage solutions for portable applications

• Multiplexers for medical, communications and test equipment

# of New Products

FINANCIAL SUMMARY

Intersil Achieves Strong, Consistent Growth…

Revenue $M

While Expanding Gross Margin…

as        % of Sales

Excludes WLAN and Automotive for all periods

…and Operating Margin

as        % of Sales

Excludes WLAN and Automotive for all periods

Profit Velocity

Revenue & Operating Income Growth

Operating Income Revenue

Intersil Continues to Drive Margin Expansion Faster than Revenue Growth

Priorities Going Forward

• Anticipate Hart-Scott-Rodino approval within the next 60 days

• Anticipate completion of the acquisition within the next 60-90 days

• Integration teams will be formed on both sides

• Will communicate updates to everyone on a regular basis

Summary

• Intersil and Xicor

– Adds new high performance analog growth engines with attractive gross margins

– Leverages revenue and cost synergies

– Enhances strategic importance to customers

– Deepens management team

Intersil is Now Better Positioned to Outperform the Analog Market